UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File` Number: 333-139660

CHINA TMK BATTERY SYSTEMS INC.
(Exact name of registrant as specified in its charter)

Sanjun Industrial Park
No. 2 Huawang Rd., Dalang Street
Bao'an District, Shenzhen 518109
People's Republic of China
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date: 98

Pursuant to the requirements of the Securities Exchange Act of 1934, China TMK Battery Systems Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 30, 2011	By:	/s/ Xiangjun Liu
Xiangjun Liu
Chief Executive Officer
(Principal Executive Officer)